

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2018

Ciro M. DeFalco
Senior Vice President and Chief Financial Officer
The Navigators Group, Inc.
400 Atlantic Street
Stamford, Connecticut 06901

> **Re: NAVIGATORS GROUP INC.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 000-15886**

Dear Mr. DeFalco:

We have reviewed your December 1, 2017 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Notes to Consoildated Financial Statements
Note 5. Reserves for Losses and LAE, page F-22

1. We acknowledge your response to our prior comment 1 in our November 17, 2017 letter, however, please explain to us why the decrease in estimated losses and LAE for claims occurring in prior years of $28.5 million for 2016 as shown in the table summarizing activity for your reserves for losses and LAE on page F-22 differs significantly from the 2016 loss development implicit in the tables on pages F-25 to F-31, which appear to indicate a net reserve strengthening of $10.3 million. In particular, provide us reconciliations of the 2016 amounts per the table on page F-22 showing the reporting and operating segment breakdowns of prior period net reserve strengthening (releases) to the 2016 reserve development inherent in the tables on pages F-28 to F-31 for each of the

three operating segments within the international insurance reporting segment and for the globalre reporting segment.

You may contact Frank Wyman at 202-551-3660 or Jim Rosenberg at 202-551-3679 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance